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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Schmidt, Edward Frank		SouthTrust Corporation SOTR
	420 North 20th Street - 4th Floor	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			01/08/03
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Birmingham, AL 35203 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Division President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)		6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common stock		01/06/03				X			6,142	A	6.25

	Common stock		01/06/03				S			1,505	D	25.50		349,065.1407	*		D

	Common stock													1,954.765	**		I		Spouse-Cust for child

	Common stock													300			I		IRA

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Right to buy		6.250		01/06/03				X				6,142

	Right to buy		6.2084

	Right to buy		6.3750

	Right to buy		8.4167

	Right to buy		8.4167

	Right to buy		12.1250

	Right to buy		12.1250

	Right to buy		18.0834

	Right to buy		18.0834

	Right to buy		18.9063

	Right to buy		18.9063

	Right to buy		15.6875

	Right to buy		20.03

	Right to buy		24.02

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	1/20/1994	1/20/2003		Common stock	6,142				0		D

	1/18/1995	1/18/2004		Common stock	6,000				6,000		D

	1/18/1996	1/18/2005		Common stock	18,000				18,000		D

	1/17/1997	1/17/2006		Common stock	6,538				6,538		D

	1/17/1997	1/17/2006		Common stock	11,464				11,464		D

	1/16/1998	1/16/2007		Common stock	17,964				17,964		D

	1/16/1998	1/16/2007		Common stock	4,536				4,536		D

	1/27/1999	1/27/2008		Common stock	5,530				5,530		D

	1/27/1999	1/27/2008		Common stock	24,472				24,472		D

	1/20/2000	1/20/2009		Common stock	34,712				34,712		D

	1/20/2000	1/20/2009		Common stock	5,288				5,288		D

	01/19/2003	1/18/2010		Common stock	47,000				47,000		D

	01/16/2004	01/15/2011		Common stock	50,000				50,000		D

	01/16/2005	01/15/2012		Common stock	50,000				50,000		D

Explanation of Responses:

* Includes 41,448.5476 shares in common stock held in the profit sharing plan of the company and allocated to the reporting person's account, which shares of common stock are exempt from Section 16(b) by virtue of Rule 16B-3(b)(3). Does not include shares of common stock of the company held by the company's pension plan under circumstances where only cash balances are allocated to participants (rather than such shares of common stock) and as to which the reporting person does not possess voting or investment powers.

* Includes 392.9087 shares of common stock held in the Employee Stock Ownership Plan.

** Includes acquisition of 12.895 shares in exempt transaction pursuant to dividend reinvestment plan on 01/02/03.

John D. Buchanan, Attorney-in-fact	01/08/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.